                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the month of September 2002

                                   Diageo plc

                 (Translation of registrant's name into English)

                        8 Henrietta Place, London W1G 0NB

                    (Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

      Form 20-F .......X.....                      Form 40-F ..........

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes ..................                      No ........X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 .............

              LIST IDENTIFYING INFORMATION REQUIRED TO BE FURNISHED
               BY DIAGEO PLC PURSUANT TO RULE 13a-16 OR 15d-16 OF
                        THE SECURITIES EXCHANGE ACT 1934
                      1 SEPTEMBER 2002 - 30 SEPTEMBER 2002

INFORMATION                                      REQUIRED BY/WHEN

Public Announcements/Press                       The Stock Exchange, London

ANNOUNCEMENT                                     ANNOUNCEMENT
Diageo Preliminary Results for the Year          Purchase of Own Shares
Ended 30 June 2002 (5 September 2002)            (18 September 2002)

ANNOUNCEMENT                                     ANNOUNCEMENT
Messrs Walsh and Rose inform Company of          Purchase of Own Shares
their beneficial interests.                      (19 September 2002)
(6 September 2002)

ANNOUNCEMENT                                     ANNOUNCEMENT
Purchase of Own Shares                           o  Messrs Walsh and Rose inform
(6 September 2002)                                  Company of their beneficial
                                                    interests.
                                                 o  Transfer of Shares by
                                                    Employee Share Trust
                                                    Trustee.
                                                 (20 September 2002)

ANNOUNCEMENT                                     ANNOUNCEMENT
Purchase of Own Shares                           Purchase of Own Shares
(9 September 2002)                               (23 September 2002)

ANNOUNCEMENT                                     ANNOUNCEMENT
Lord Blyth and Messrs Walsh and Rose             Purchase of Own Shares
inform Company of their beneficial               (23 September 2002)
interests.
(10 September 2002)

ANNOUNCEMENT                                     ANNOUNCEMENT
Purchase of Own Shares                           Purchase of Own Shares
(11 September 2002)                              (24 September 2002)

ANNOUNCEMENT                                     ANNOUNCEMENT
Purchase of Own Shares                           Purchase of Own Shares
(12 September 2002)                              (25 September 2002)

ANNOUNCEMENT                                     ANNOUNCEMENT
Messrs Walsh and Rose inform Company             Purchase of Own Shares
of their beneficial interests.                   (26 September 2002)
(13 September 2002)

ANNOUNCEMENT                                     ANNOUNCEMENT
Purchase of Own Shares                           o  Messrs Walsh and Rose inform
(13 September 2002)                                 Company of their beneficial
                                                    interests.
                                                 o  Transfer of Shares by
                                                    Employee Share Trust
                                                    Trustee.
                                                (27 September 2002)

ANNOUNCEMENT                                    ANNOUNCEMENT
Purchase of Own Shares                          Purchase of Own Shares
(16 September 2002)                             (27 September 2002)


ANNOUNCEMENT                                    ANNOUNCEMENT
Purchase of Own Shares                          Purchase of Own Shares
(17 September 2002)                             (30 September 2002)

        COMPANY      Diageo PLC
           TIDM      DGE
       HEADLINE      Final Results
       RELEASED      07:00 5 Sep 2002
         NUMBER      7819A

                                                      5 SEPTEMBER 2002 (7.00 AM)

    DIAGEO REPORTS OPERATING PROFIT OF (POUND)2,118 MILLION AND 13% ORGANIC GROWTH IN OPERATING PROFIT FROM PREMIUM DRINKS, PBET OF (POUND)2,043 MILLION
                             AND EPS OF 43.6 PENCE.


Diageo today announces its preliminary results for the year ended 30 June 2002.

                                           ORGANIC              2002                2001
                                           GROWTH    (POUND) MILLION     (POUND) MILLION
Turnover                                       8%             11,282              12,821
Operating profit                               9%              2,118               2,127
Premium drinks operating profit               13%              1,768               1,432

      EPS (reported)                                     43.6 pence  42.4 pence*

      * Restated for FRS 19 - Deferred tax

      The above numbers are before goodwill amortisation and exceptional items.


HIGHLIGHTS

- Operating profit from continuing operations (pound)1,928 million ((pound)1,609 million in 2001)

-     Premium drinks continues to perform strongly with:
      -     Organic volume growth of 4%
      -     Organic net sales growth of 9%
      -     Organic marketing growth of 10%
      -     Organic operating profit growth of 13%
      -     Reported operating margin improved by 1.4 percentage points to 20.3%

-     Driven by growth in the global priority brands:
      -     Organic volume growth of 8%
      -     Organic net sales growth of 13%

-     Seagram transaction closed on 21 December 2001:
      - Volume in six months to 30 June 2002, (pound)7.5 million equivalent cases
      -     Net sales (pound)451 million
      -     Operating profit (pound)130 million

-     Agreement to sell Burger King announced on 25 July 2002

-     Exceptional items before taxation, net gain of (pound)305 million
-     (pound)158 million improvement in economic profit to (pound)494 million
-     Return on invested capital improved by 1.3 percentage points to 12.4%
- Final dividend 14.5 pence per share, up 8%, making 23.8 pence per share for the full year
-     Free cash flow of (pound)792 million
- (pound)1.7 billion returned to shareholders via share buy-back programme during the year

Paul Walsh, Chief Executive Officer of Diageo, commenting on the year ended 30 June 2002 said:

"In 2002 Diageo delivered on the promises it made. With the completion of the disposal of Pillsbury and the acquisition of the Seagram spirits and wine businesses, we have met our strategic targets and our transformation to a focused premium drinks company is substantially complete. With the achievement in premium drinks of 9% growth in net sales and 13% growth in operating profit, we have delivered on our organic performance targets in the year. In common with other global businesses, Diageo has faced a challenging economic environment in some markets and unique world events. Despite this background the operational excellence and superior financial performance of Diageo's world leading premium drinks business has created shareholder value".

ANNUAL REPORT AND AGM

Diageo's annual report will be sent to shareholders at the beginning of October 2002. The Annual General Meeting will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 2.30 pm on 29 October 2002.

Copies of the results presentation to be made to analysts and investors are available upon request. The announcement and the presentation will be on the Diageo website www.diageo.com from 9.00 am on 5 September 2002.

EXPLANATORY NOTES

Unless otherwise stated, percentage movements given throughout this statement for volume, turnover, net sales, marketing expenditure, contribution after marketing and operating profit are organic movements (at level exchange rates and after adjusting for acquisitions and disposals) for continuing operations. They are before goodwill amortisation and exceptional items. Comparisons are with the equivalent period last year.

Volume has been measured on an equivalent servings basis to nine litre cases of spirits. Equivalent cases are calculated as follows: beer in hectolitres divide by 0.9, wine in nine litre cases divide by 5, ready to drink (RTD) in nine litre cases divide by 10.

Net sales are turnover less excise duty.

This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo's control. Please refer to page 29 - 'Cautionary statement concerning forward-looking statements' for more details.

FOR FURTHER INFORMATION

Diageo's preliminary results presentation to analysts and investors will be broadcast at 9.30 am (BST) on Thursday 5 September 2002 on Diageo's internet home page at the address: www.diageo.com. Prior to the live link, the presentation slides will also be available to download from Diageo's home page.

You will be able to listen to a live broadcast of the presentation and questions and answers session. The number to call is:

     From:   UK/Europe: +44 (0) 20 8401 0576

A press conference will take place beginning at 12.30 pm (BST) on 5 September and will be broadcast live from a link on www.diageo.com.

The results presentation, webcast to analysts and investors and the media conference webcast will be available on the Diageo website until mid-October 2002.

Diageo management will host a teleconference to US and European analysts and investors at 3.00 pm (BST) on Thursday 5 September. Call this number to listen or ask a question:

                    From:   UK/Europe:  +44 (0) 20 8401 1043
                            US/Canada:  +1 415 217 0050

The teleconference will be available on instant replay from 5.00 pm (BST) and will be available until 19 September 2002. The number to call is:

     From:   UK/Europe : +44 (0) 20 8288 4459     Access code:   175552
             US/Canada : +1 703 736 7336          Access code:  175552

An interview with Paul Walsh is available in video, audio and text from 7.00 am
(BST) on www.diageo.com and www.cantos.com.

High resolution images for the media can be down loaded free of charge from NewsCast at www.newscast.co.uk

INVESTOR ENQUIRIES TO:      Catherine James           +44 (0) 20 7927 5272
                                                      Investor.rel@diageo.com

MEDIA ENQUIRIES TO:         Kathryn Partridge         +44 (0) 20 7927 5225
                                                      Media@diageo.com

                                   DIAGEO PLC

OVERVIEW

Diageo's 2002 results continue the growth achieved in the last four financial years. They underline Diageo's ability to generate sustainable growth in a challenging economic environment and despite difficult world events.

Diageo has delivered on its objectives in the year for organic growth in premium drinks, with net sales growth of 9% and operating profit growth of 13%. The difficult economic environment in many of the key and venture markets impacted volume performance in these markets and therefore overall growth in volume was delivered by growth achieved in the major markets. Price increases and particularly mix improvement in key and venture markets however meant that net sales and operating profit growth was delivered by all market groupings with 63% of operating profit growth coming from the major markets and 24% and 13% respectively coming from key and venture markets. Over the year, Diageo has created value for shareholders; economic profit increased by (pound)158 million to (pound)494 million and return on invested capital improved 1.3 percentage points to 12.4%. During the year, Diageo returned (pound)1.7 billion to shareholders through its share buy-back programme.

STRATEGIC INITIATIVES

This strong business performance was achieved during a year in which Diageo undertook several significant initiatives to focus on premium drinks.

On 31 October 2001, the Pillsbury sale to General Mills was completed. Diageo currently holds a 21.6% stake in General Mills.

The acquisition of the Seagram spirits and wine businesses with Pernod Ricard closed on 21 December 2001. On 22 May 2002 Malibu was sold, thereby satisfying the FTC conditions for approval of the Seagram transaction. In North America, the world's most important premium drinks market, Diageo's volume share of the premium drinks industry is now approximately 25% and North America will account for approximately 35% of Diageo's premium drinks business.

At the time of the Seagram transaction, Diageo and Pernod Ricard identified certain businesses for disposal. Agreements have now been reached on the top five disposal assets, namely: Four Roses, Mumm Sekt, Oddbins, Seagram Mixers and Sandeman. Together with other disposals and the retention of brands such as Passport and Don Julio, that Diageo and Pernod Ricard have now decided to keep, the total value already achieved is now approximately equal to the overall target of (pound)$670 million. Tax payable on disposals is now estimated at (pound)$20 million against an original estimate of (pound)$96 million. These businesses have been accounted for as `assets held for resale' and so have not had an impact on reported trading results.

The Seagram integration is now substantially completed. Trading performance in the first six months since acquisition has been delivered ahead of initial expectations, set at the time of the announcement, and it is anticipated that the acquisition of the Seagram brands will over the long term exceed the targets which were set for it.

In February 2002, Diageo and Jose Cuervo SA agreed to terminate their litigation and new arrangements were formalised for the distribution rights for the Cuervo brands in the United States which now extend to 2013.

SINCE THE YEAR END

In addition, since the year end, further progress has been achieved to deliver Diageo's focus on premium drinks. On 25 July 2002, Diageo announced that it had signed a contract with a group comprised of Texas Pacific Group, Bain Capital and Goldman Sachs Capital Partners for the sale of Burger King.

Also in July 2002, Diageo announced that the first five contracts had been signed as part of its Next Generation Growth strategy in North America. The strategy involves the consolidation of distribution into a single distributor within each state or territory with a dedicated sales team. Further, it was announced that Schieffelin & Somerset, the joint venture between Diageo and Moet Hennessy in the United States, will combine with Diageo to use the same dedicated sales team in these states. Since that time, distribution agreements have been signed in an additional 10 states or territories. These agreements account for about 50% of Diageo's total North American volume.

In September 2002 Diageo announced that it will relinquish its US distribution rights for Bass Ale to Interbrew with effect from 30 June 2003 for a sum of (pound)$105 million. While Bass has been a significant part of the Guinness Bass Import Company business for some time, renewed focus on Diageo's priority brands will deliver the best value going forward.

Commenting on current trading, Paul Walsh said:

"Following our operating performance and strategic achievements in the year ended 30 June 2002, we have maintained our overall targets for top and bottom line growth. As we face continuing difficulties in respect of the economic environment in which we operate, particularly in areas such as Latin America, we recognise that it will be challenging to deliver these targets. In Great Britain, our trading position continues to be strong, although the change in duty on RTD provides an additional challenge. However in North America, which now represents approximately 35% of our business, trading conditions are relatively unchanged and we remain confident of delivering our objectives, particularly following the changes we are making in our distribution system.

"In all markets we have a unique range of brands now enhanced by the addition of Captain Morgan, Crown Royal, Cacique and Windsor Premier. This, together with the privileged leadership position Diageo has in route to market, marketing excellence and innovation capabilities, can deliver superior levels of growth for our shareholders.

"We remain committed to our managing for value principles and intend to return further capital to shareholders in the most efficient way during this current financial year".

                         OPERATING AND FINANCIAL REVIEW
                         FOR THE YEAR ENDED 30 JUNE 2002

OPERATING REVIEW

DIAGEO

On a reported basis, turnover decreased by (pound)1,539 million (12%) from (pound)12,821 million in the year ended 30 June 2001 to (pound)11,282 million in the year ended 30 June 2002, following the disposal of Pillsbury in October 2001. For continuing operations, turnover increased by (pound)1,205 million (14%) from (pound)8,622 million in the year ended 30 June 2001 to (pound)9,827 million in the year ended 30 June 2002. On an organic basis, turnover grew 8%. The Seagram acquisition contributed (pound)573 million to turnover during the year.

Reported operating profit, before goodwill amortisation and exceptional items, decreased (pound)9 million from (pound)2,127 million to (pound)2,118 million. Reported operating profit, before goodwill amortisation and exceptional items, for continuing operations increased by (pound)319 million (20%) from (pound)1,609 million to (pound)1,928 million. Excluding the favourable effects of currency, operating profit before goodwill amortisation and exceptional items for continuing operations increased 14% and on an organic basis increased 9%. The results of Pillsbury, the packaged food business, are included for the four months to its disposal on 31 October 2001. The Seagram spirits and wine businesses, which were acquired on 21 December 2001, contributed (pound)130 million to operating profit before goodwill amortisation and exceptional items.

On a reported basis, marketing expenditure for continuing operations increased 16% from (pound)1,031 million to (pound)1,193 million. Organically, marketing expenditure increased by 10%.

Reported profit before goodwill amortisation, exceptional items, taxation and minority interests increased by (pound)63 million (3%) from (pound)1,980 million in the year ended 30 June 2001 to (pound)2,043 million in the year ended 30 June 2002. In local currency terms this was a decrease of 1%. The net interest charge increased by (pound)49 million (14%) from (pound)350 million to (pound)399 million in the year ended 30 June 2002.

Exceptional items before taxation were a gain of (pound)305 million in the year ended 30 June 2002. After exceptional items, profit before taxation and minority interests increased by (pound)614 million from (pound)1,722 million to (pound)2,336 million in the year ended 30 June 2002, and profit for the year increased by (pound)410 million from (pound)1,207 million to (pound)1,617 million.

PREMIUM DRINKS

Reported turnover increased by (pound)1,124 million (15%) from (pound)7,580 million in the year ended 30 June 2001 to (pound)8,704 million in the year ended 30 June 2002. Reported operating profit before exceptional items increased by (pound)336 million (23%) from (pound)1,432 million to (pound)1,768 million. On an organic basis, turnover increased 8% and operating profit increased 13%.

Reported volume increased by 8% as a result of organic volume growth of 8% in global priority brands, 2% in local priority brands, a decline of 4% in category management brands (all brands other than global priority brands and local priority brands) and the addition of the Seagram brands which had volume of (pound)7.5 million equivalent cases. Volume growth of the global priority brands excluding RTD was 4%, in line with first half growth. Net sales of the global priority brands excluding RTD increased by 6% year on year against 5% growth in the first half.

Reported net sales increased by 15% to (pound)6,585 million, driven by the 8% increase in volume and a combination of price increases, mix improvement and the continued growth of the RTD portfolio where net sales increased from (pound)470 million to (pound)814 million.

Reported marketing investment increased by 16% to (pound)1,153 million. Marketing spend on the global priority brands grew by 10% to (pound)774 million, particularly behind Smirnoff Ice in North America, the "Keep Walking" campaign for Johnnie Walker, and continued investment behind the successful "Let Your Senses Guide You" campaign for Baileys. Marketing investment as a percentage of net sales increased by 0.1 percentage points.

The acquisition of the Seagram brands, which include Captain Morgan, Crown Royal, Seagram's 7, Seagram's VO, Cacique, Windsor Premier, Myers's Rum and Sterling Vineyards, completed on 21 December 2001. The results for the year ended 30 June 2002 include the trading performance of that business for the six months ended 30 June 2002. During the period, volume of these businesses was (pound)7.5 million equivalent cases, net sales were (pound)451 million and operating profit was (pound)130 million after de-stocking, which is now complete. Sales of Captain Morgan Gold have not met original expectations and therefore the total Seagram operating profit of (pound)130 million earned in the period is after a provision of (pound)24 million for the potential diminution in the value of product stock. Captain Morgan Gold was launched in May 2002 and in the period volume was 245,000 equivalent cases, net sales were (pound)27 million and marketing costs were (pound)16 million.

VOLUME AND NET SALES GROWTH BY BRAND CLASSIFICATION

                                        EQUIVALENT   VOLUME   NET SALES
                                             CASES   GROWTH      GROWTH
                                   (pound)MILLIONS        %           %
Johnnie Walker                            10.6          1           4
Guinness                                  11.1         --           5
Smirnoff                                  21.8         21          42
J&B                                        6.3          2           3
Baileys                                    5.7         10           9
Cuervo                                     4.2         (2)          2
Tanqueray                                  1.9         --           1
Malibu*                                    2.2          7           6
                                         -----      -----       -----
TOTAL GLOBAL PRIORITY BRANDS              63.8          8          13
Local priority brands                     13.8          2          10
Category management brands                26.6         (4)         (1)
                                         -----      -----       -----
                                         104.2          4           9
ACQUISITIONS
Seagram brands                             7.5
Other                                      2.0
                                         -----
TOTAL                                    113.7
                                         =====

* Sold 22 May 2002

MARKET REVIEW                     GLOBAL        LOCAL      CATEGORY
                                PRIORITY     PRIORITY    MANAGEMENT
                                  BRANDS       BRANDS        BRANDS     TOTAL
                                       %            %             %         %
VOLUME GROWTH BY MARKET
Major markets
      North America                  14            --          (5)          7
      Great Britain                   9            14          12          11
      Ireland                        (1)           --           7          --
      Spain                           6             6          (6)          4
                                   ----          ----        ----        ----
                                     10             5          (3)          7
Key markets                           4            (1)         (5)         --
Venture markets                       5           (16)         (5)         --
                                   ----          ----        ----        ----
TOTAL                                 8             2          (4)          4
                                   ====          ====        ====        ====

NET SALES GROWTH BY MARKET
Major markets
      North America                  22            (3)         (7)         13
      Great Britain                   9            28          18          14
      Ireland                        --             5         (10)         (1)
      Spain                           9            10           1           8
                                   ----          ----        ----        ----
                                     15             9          (3)         10
Key markets                          10            10           1           7
Venture markets                      10            16          --           7
                                   ----          ----        ----        ----
TOTAL                                13            10          (1)          9
                                   ====          ====        ====        ====

OPERATING PROFIT                                            ORGANIC
                                    2002             2001    GROWTH
                          (pound)MILLION   (pound)MILLION         %
Major markets
      North America                  550            363          17
      Great Britain                  204            162          30
      Ireland                        152            156           3
      Spain                           94             85           5
                                   -----          -----        ----
                                   1,000            766          15
Key markets                          524            447          10
Venture markets                      244            219          12
                                   -----          -----        ----
TOTAL                              1,768          1,432          13
                                   =====          =====        ====

REVIEW BY MARKET

NORTH AMERICA

Volume up 7%
Marketing up 15%
Net sales up 13%
Operating profit up 17%

Key drivers:
-     Volume of global priority brands up 14%
-     Growth of new products and improvements in product mix

The North American market continued its strong momentum with volume up 7% and net sales growth of 13%. During the year, organic operating profit growth was 17% and the Seagram spirits and wine businesses contributed (pound)95 million to the total reported operating profit of (pound)550 million.

Global priority brands posted strong growth, with volume up 14% over last year. The growth principally comprised strong performances by Smirnoff, Baileys and Johnnie Walker Black. Volume of J&B, Tanqueray, Johnnie Walker Red and Guinness declined.

Marketing spend increased over the prior year, by 15%, driven by investment in Smirnoff Ice as well as increases in Johnnie Walker Black, Malibu and Tanqueray.

Smirnoff continued to lead the global priority brand growth with strong performance in the core brand, where volume was up 9%, and strong growth in Smirnoff Flavours and Smirnoff Ice. Total net sales growth was therefore 68%. Smirnoff Ice has continued to show strong growth since its launch in January 2001 and volume grew from (pound)1.1 million equivalent cases last year to (pound)2.8 million equivalent cases.

Guinness net sales grew 9% despite a 1% volume decline, due to price increases and a favourable product mix. In its first nine months in the market, Guinness Draught in Bottles represented more than 10% of total Guinness volume in the North American market.

Johnnie Walker total volume grew 1%, whilst net sales grew 6% during the year due to a favourable mix between Johnnie Walker Black, which grew net sales 11%, and Red, where net sales declined 1%.

Baileys volume grew by 7% during the year, however net sales growth was impacted by the introduction of trial packaging formats and grew 4%.

Volume of J&B declined 10% in the year and net sales were down only 7% as a result of price increases. Contribution after marketing improved, mainly as a result of reduction in marketing spend.

Tanqueray volume declined by 2% while net sales declined only 1% as a result of a change in product mix to more profitable product sizes and growing on-premise sales.

Cuervo volume was level for the year with net sales up 3% following last year's price increases to cover the rising agave prices. Towards the end of the year, volume performance improved, driven by increased marketing activity.

Volume of Captain Morgan, a former Seagram brand, was level in the six months ended 30 June 2002 versus the prior period, as a result of substantial de-stocking of the brand. On a depletions basis, volume was up 10%. Captain Morgan gained 0.4 market share percentage points in the growing rum category which indicates that the brand is responding well to renewed distributor focus and increased marketing exposure from the Captain Morgan Gold launch.

Volume of Crown Royal, another former Seagram brand, declined 2% in the six months ended 30 June 2002, again as a result of de-stocking and depletions were up 5%.

Some of the local priority brands showed weak performance with volume declines in Gordon's gin and Goldschlager. Overall, volume was level and net sales declined 3% during the year. Category management brands such as Popov and Gordon's vodka also declined during the year, with volume down 5% and net sales down 7%.

Innovation continued to impact the North American performance positively. During the year, Smirnoff Ice volume showed strong growth, with the brand achieving a market share of approximately 1% of the US beer market and maintaining its number one position in the RTD market. Smirnoff Ice now represents nearly one third of the sector after just 18 months in the market. New product formats such as the 24-ounce format performed very well, as did the 16-ounce PET format that can be sold in sites where glass bottles are forbidden, such as sports arenas. The Smirnoff Ice six-pack is now number one in terms of dollar sales in the premium beer category of the grocery channel. Launched in September 2001, Guinness Draught in Bottles has exceeded initial targets for the brand with volume of over 100,000 equivalent cases. Smirnoff Twist volume more than doubled to over 700,000 equivalent cases.

The former Seagram wines business was transitioned into a new business, Diageo Chateau & Estates, combining the Seagram and existing Diageo wine businesses.

Diageo's North American business has achieved substantial progress on its strategic agenda over the year. Most notably, the Next Generation Growth strategy was launched in the year. Building on the Seagram integration, the strategy focuses on consolidating the Diageo and former Seagram brands into a single distributor with a dedicated sales team in each of the 50 states, allowing the North American business to create efficiencies and improvements around the sales and distribution process in the United States. Phase I, involving 19 states, began in February and negotiations have now been completed in fifteen states (California, Florida, New York, Hawaii, Kentucky, Texas, Louisiana, Connecticut, Washington DC, Maryland, Arizona, Colorado, West Virginia, Ohio and Pennsylvania). During the year, a major programme of IT investment was begun to support the integration of the Seagram business and the Next Generation Growth initiative.

GREAT BRITAIN

Volume up 11%
Marketing up 12%
Net sales up 14%
Operating profit up 30%

Key drivers:
-     Growth of global priority brands with volume up 9%
-     14% volume growth of the local priority brands
-     Favourable product mix

Great Britain showed a very strong performance in the year ended 30 June 2002 with operating profit up 30% to (pound)204 million. Key growth drivers were an increase in marketing spend, up 12% during the year, continued margin improvements and successful innovation. Three global priority brands, Smirnoff Red, Baileys and Johnnie Walker, continued to improve on the prior year's strong performance.

Smirnoff Red is the number one spirit in the GB market and volume was up 15% with net sales up 15%. Market share in the vodka category increased to 34%.

Baileys showed net sales growth of 18%, increasing its leading share of the creams category and demonstrating that the brand is beginning to benefit from marketing aimed at reducing the seasonality of the product.

Johnnie Walker, which now sells over 50,000 equivalent cases in Great Britain, had net sales growth of 16% during the year following an increase in marketing spend.

Other brands also performed well. While Guinness volume was level, due to weakness in the overall beer category, market share increased in the on-trade beer sector. Bell's volume grew 4% and Gordon's grew 7%. Pimm's, another local priority brand, showed strong growth, with volume up 18%, as innovation such as Pimm's Draught broadened the reach of the brand. In addition, the Diageo wine portfolio had an excellent year, with Blossom Hill volume growing 45%.

Innovation was an important element of the overall growth. There were new Smirnoff Ice offerings, including new pack formats such as multi-packs and a larger 70cl bottle, and Gordon's Edge and Archers Aqua Raspberry were also launched in the year. Great Britain has shown great success in the RTD category. Smirnoff Ice volume was up 19% year on year, significantly outpacing the growing category and market share grew to 28%. Archers Aqua volume grew 179,000 equivalent cases, up from 41,000 last year. In April 2002, the duty rate for RTDs was increased and was passed through into an increase in retail prices. Subsequent market data suggests a negative impact on rate of sale in the on-trade across the category as a consequence. Diageo has already responded to this new challenge with the launch in August of Smirnoff Black Ice, a new vodka-based RTD designed to appeal to male consumers, and increased marketing support behind Archers Aqua and Smirnoff Ice.

IRELAND

Volume level
Marketing up 3%
Net sales down 1%
Operating profit up 3%

Key drivers:
-     Guinness volume down 3% however performance improved in the second half
-     Market share increases for priority brands

In Ireland, Diageo's overall share of the beverage alcohol market has been maintained, with market share increases for most priority brands in their respective categories. As a result of margin improvements, operating profit was up 3% to (pound)152 million.

The declining beer market and a continuing trend away from stout impacted Guinness sales, which account for 37% of Diageo's volume in the market. Although Guinness volume decreased during the year, increased advertising and marketing slowed the decline, from 4% in the first half of the year to 2% in the second half. For the year, the brand had a 3% volume decline and net sales were level.

Volume of Smirnoff increased by 3% overall and gained share. Smirnoff Red delivered strong performance with volume up 6% while volume of Smirnoff Ice declined by 14% against a decline in the first half of 17%. Smirnoff Ice achieved virtually full distribution at launch and after the high initial level of consumer trial, sales have settled to more normal levels. The rate of consumption in the on-trade was also impacted by aggressive trade price increases behind the brand's number one market share and brand strength. Smirnoff Ice has a market share of over 40% and from this base a trial of Smirnoff Ice on Draught began in over 400 outlets which has been met with a very positive response.

Baileys strong growth continued with volume up 7% with success in both the on and off-trade.

Budweiser and Carlsberg, which are agency brands, and which are, respectively, the number one and number three lagers in Ireland, each grew volume by 2% and made further market share gains in the sector.

SPAIN

Volume up 4%
Marketing up 7%
Net sales up 8%
Operating profit up 5%

Key drivers:
-     Volume and profit growth of priority brands
-     Marketing spend on J&B up over 25%

In Spain, volume was up 4% and net sales up 8% as a result of improved brand performance, substantial price increases and increased marketing spend. Operating profit was up 5% to (pound)94 million despite higher marketing on J&B, the costs associated with preparation for the launch in June 2002 of J&B Twist and a year on year change in the basis of recharge of J&B production costs to Spain.

Global priority brands showed strong performance with net sales growth of 9% and with many of the brands achieving market share gains. Performance in the six months ended 30 June 2002 was somewhat softer than that achieved in the first half as a result of the retailer buy-in during December in anticipation of an 8% duty increase in January.

J&B, which represents nearly half of Diageo's volume in Spain, has been the only exception to the aggressive pricing policy pursued in Spain. The brand continues to build on its number one market position. Marketing spend increased 27%. As a result, volume grew by 5%, net sales grew by 6% and market share increased slightly to 26%.

Johnnie Walker Black continued its positive trend with a 32% volume increase and a similar net sales increase. However, Johnnie Walker Red declined by 8% in volume and by 3% in net sales during the year after a price increase.

Following a 10% price increase, Smirnoff Red volume was down 3% although net sales increased by 6%.

Baileys volume grew 11% and net sales grew by 13%, supported by the "Let Your Senses Guide You" campaign and off-premise marketing.

Guinness, though still a relatively small proportion of Diageo's business in Spain, showed a 33% increase in volume over the year. Similarly, Cuervo, another relatively small brand in Spain, had very strong growth, with volume up 37% and net sales up 44%.

Cardhu, a local priority brand, increased volume 6% and net sales 10%. In addition, volume of Cacique, a former Seagram brand, which will be a local priority brand, increased 13% in the six months ended 30 June 2002 in the growing rum category. Cacique is the leader in this category by a clear margin and is making further share gains. Pampero showed continued strong growth, with volume up 22% and net sales up 34%.

Diageo launched its first RTD products across Spain in the year. J&B Twist was test marketed during the year and launched in June 2002. Smirnoff Ice, targeted to tourist locations, delivered a very strong performance in the year contributing to a 14% increase in net sales of the Smirnoff brand overall.

KEY MARKETS

Volume level
Marketing up 4%
Net sales up 7%
Operating profit up 10%

Key drivers:
-     Global priority brand volume up 4%
-     Strong volume and profit growth in Africa, Australia and Taiwan
-     Volume weakness in Latin America

Overall growth in key markets, with operating profit up 10% to (pound)524 million, was the result of very strong performance by several markets, most notably Africa, Australia, Greece and Taiwan. The performance of individual markets varied in the face of a challenging global economy and turbulent political situations particularly in Latin America. During the year, Seagram brands contributed (pound)107 million to turnover and (pound)23 million to operating profit.

Volume was level whilst net sales grew 7% over last year. This is a result of price and mix improvement. Marketing investment increased by 4%.

Global priority brands accounted for more than half of key market volume and showed volume growth of 4% and net sales growth of 10% during the year. All of the global priority brands, with the exception of Cuervo, grew net sales with Guinness, Smirnoff, Baileys and Johnnie Walker Black performing particularly well as a result of both volume growth and price increases. RTDs, including, but not limited to, Smirnoff Ice, also showed strong performance.

Africa, representing nearly 40% of the key market volume, grew 7% in volume and 19% in net sales over last year. Guinness, which accounts for approximately a quarter of African volume, continued to perform well with volume up 6% and net sales up 23% due to price increases implemented to counter capacity constraints. Smirnoff, which accounts for 14% of the volume, grew 6% in volume terms and 25% in net sales. RTDs showed strong growth, with volume up 71%. Cameroon and Nigeria were impacted by capacity constraints and production was directed away from category management brands, towards the supply of higher margin Guinness. These capacity constraints have been addressed with the commissioning of two new production lines.

In Australia, volume grew 7% as a result of robust priority brand performance. Volume of priority brands increased with Johnnie Walker volume up 11% and Baileys volume up 20%. Baileys market share grew by 4 percentage points as a result of successful marketing programmes such as consumer sampling and Baileys "Perfect Pour". Bundaberg Rum, a local priority brand, increased its volume by more than 10% and net sales by more than 25%. Smirnoff Red volume was up 29% in the year. Innovation, particularly around RTD, is still a major factor in Australia's growth. Diageo's RTD products grew volume 40%. Volume of Johnnie Walker Red & Cola and Bundaberg & Cola was up significantly. Volume of Smirnoff Baltik, however, was down 37% in the year as a result of reduction in marketing spend. Volume of Stoli Ruski was up 12%, with the launch of a new flavour range. New products such as Archers Aqua and UDL Fusion were launched towards the end of the year.

Despite volatile economic and political conditions in Latin America, including economic crises in Brazil and Venezuela, operating profit increased year on year primarily as a result of growth in the first half. While overall volume declined across the region, Buchanan's volume grew 31% during the year, driven by a focus on effective marketing spend and a new advertising campaign. In Venezuela, Johnnie Walker volume was up 17% and Buchanan's was up 58% despite the challenging conditions. However, Johnnie Walker volume was down 12% across the region. One of the major factors in the volume decline was VAT 69's performance in Venezuela, with volume down 37%. In certain Latin American markets, Diageo mitigated risk by reducing stock levels and tightening credit terms. These actions, which substantially reduced exposure to debt risk and the possibility of stock write-offs, did impact volume performance. Additionally, Diageo reduced promotional spending in certain Latin American countries while maintaining media spend.

Korea is now Diageo's most profitable Asian market. Windsor Premier, previously owned by Seagram and now distributed by Diageo, continued to grow strongly with volume up 13% in the six months ended June 2002. However, Dimple, a local priority brand that is currently distributed by a third party, declined by 22%. From January 2003, Dimple will be distributed through Diageo's own in-market company.

In Taiwan, the continued success of the "Keep Walking" campaign, together with the innovations in route to market, resulted in 40% volume growth in Johnnie Walker. Overall volume growth in the market was 33% and contribution after marketing was also up 33%.

In Thailand, continued weakness in the economy led to volume decline of 8% although net sales were up 2%. Johnnie Walker, which represents nearly half of Diageo's volume in Thailand, and other global priority brands, continued to perform well, whilst Spey Royal, a local priority brand, suffered, with volume down 24%. Following test marketing during the year, Johnnie Walker One, a new RTD, was launched and supported by an advertising campaign that was implemented in July 2002. Early indications are that volume is meeting expectations.

In Greece, volume grew 8%. Johnnie Walker volume increased with both Red and Black showing strong off-trade performance. Smirnoff delivered 15% volume growth due to increased marketing effectiveness, with marketing spend up 7%, and overall category growth. Baileys also showed a marked increase, driven by on-trade sales. Smirnoff Ice volume nearly trebled, moving to the number two position in the Greek RTD market, behind Diageo's Gordon's Space, to bring Diageo's total share of the RTD market to 64%.

The Global Duty Free market, which accounts for 8% of key market volume, was heavily impacted by the decrease in international travel following the September 11 attacks. Against this background, however, volume was down only 5% for the year which represents a strong relative performance, and contribution after marketing was in line with last year as a result of price and mix improvements.

VENTURE MARKETS

Volume level
Marketing up 9%
Net sales up 7%
Operating profit up 12%

Key drivers:
-     Volume of global priority brands up 5%
-     Strong growth in the Caribbean markets
-     Latin American markets negatively impacted by poor economic conditions

In Diageo's venture markets, operating profit was up 12% to (pound)244 million, led by top line growth in Asia, the Caribbean, the Middle East and across much of Europe. Tough economic conditions in Latin America and Germany partially offset this growth.

Volume was level during the year, though net sales increased by 7% as a result of growth in global priority brands, price increases in Germany and other European markets as well as price re-alignment across the Caribbean markets.

Across the venture markets, Diageo's global priority brands, which account for more than half of the volume, performed well, with volume growth of 5% and net sales growth of 10%. Johnnie Walker Black volume increased 5% with strong performances in Asia and the Caribbean as a result of sharper focus on marketing and improved route to market. Baileys also continued its growth, with volume up 7% and net sales up 9% across the venture markets despite a decline in Germany. During the year, local priority brands showed a decline of 16% in volume but an increase of 16% in net sales. There are only two local priority brands in the venture markets, Red Stripe in Jamaica and Gilbey's Green & White in India. While Red Stripe volume was up 6% and net sales up 8%, Gilbey's volume was down 28%, with net sales up 37%. Category management brands showed a decline in volume of 5%, largely driven by declines in Gilbey's Gin in the Philippines and secondary whisky brands in Latin America. However, as a result of strong performance by Pampero in Italy, Buchanan's Deluxe in the Caribbean and Tiger in Malaysia, net sales was level for category management brands.

Marketing expenditure increased by 9% over last year, driven by heavy investment in Smirnoff Ice in Switzerland, the Netherlands and Germany. Increases also occurred in Italy for Baileys and in the Caribbean market for Johnnie Walker Black.

In Latin America, especially in Argentina in the face of the economic crisis there, prices were increased on early signs of currency devaluation, and overall volume declined over 25%.

In Germany, volume of Johnnie Walker Red, Baileys and Cuervo were all adversely impacted by price increases, resulting in an overall volume decline of 5% in that market. Smirnoff Ice was launched in the second half of the year and has performed well.

In India, the global priority brands performed very well, with volume up 21%. Diageo is in the process of selling Gilbey's Green and White Whisky, a local priority brand.

The Philippines market showed weakness, with overall volume down approximately 20%, led by the 22% volume decline in Gilbey's Gin.

BURGER KING

-     System sales up 1%
-     Total restaurants up 83 compared with 30 June 2001 to 11,455
-     Worldwide comparable restaurant sales flat
-     North America comparable restaurant sales up 0.5%
-     Operating profit down 18% to (pound)160 million
-     Reported operating margin down 2.8 percentage points to 14.2%

System sales were up 1% against a decline last year. Turnover was up 7% as the phased increase in royalty rate, introduced over the last few years, was reflected in franchisee fees.

The improvement in operational performance in Burger King, which began in the six months ended 31 December 2001, continued in the second half. In the second half, operating profit was down 5% compared with the six months ended 30 June 2001. Worldwide comparable restaurant sales were flat for the year against a 4% decline in the prior year. Net restaurant numbers have increased by 83 against an increase of 211 in the prior year.

In North America, system sales grew 0.6% as a result of 0.5% growth in comparable restaurant sales. In the six months ended 30 June 2002 operating profit margins improved. The new management team continued to impose high standards for site quality and, therefore, there was a net reduction of 135 in restaurant numbers.

Performance outside North America also improved in the second half. Full year comparable restaurant sales were level in Europe, down 4% in Asia Pacific and were level in Latin America. Operating profit improved in the second half and, in the full year, operating profit from the international operations was up.

PILLSBURY

The disposal of Diageo's worldwide packaged food business to General Mills was completed on 31 October 2001. Diageo now has a 21.6% equity interest in General Mills, which has been accounted for as an associated company. In the four months ended 31 October 2001, the Pillsbury company contributed turnover of (pound)1,455 million and operating profit before goodwill amortisation and exceptional items of (pound)190 million, compared with (pound)4,199 million and (pound)518 million respectively, in the year ended 30 June 2001.

FINANCIAL REVIEW

EXCHANGE RATES

Exchange rate movements during the year, including the effect of the currency option cylinders, favourably impacted profit before goodwill, exceptional items and tax by (pound)84 million. The beneficial impact of exchange rate movements on the translation of overseas group trading profit was (pound)92 million, (pound)90 million at operating profit level and (pound)2 million on the share of profits from associates. This added to a favourable impact on transactions in the year of (pound)27 million, giving a net favourable impact on trading profit of (pound)119 million. The favourable impact on premium drinks' operating profit before goodwill amortisation and exceptional items was (pound)57 million, (pound)26 million on translation of overseas profits and (pound)31 million on transactions. Exchange rate related movements adversely affected the interest charge by (pound)35 million.

Diageo currently hedges translation exposures on a projected profit before exceptional items and tax basis in US dollars and euros on a twelve month rolling horizon using forwards and options. US dollar floating rate debt is hedged using collars on a rolling five year basis. Recently, the board reviewed Diageo's interest and foreign exchange risk management policies in the light of Diageo's transition to a focused premium drinks company, its managing for value principles and recent trends in accounting standards. It has been decided that Diageo will no longer undertake profit translation hedging beginning 1 July 2003. To partially compensate for this, the ratio of US dollar net borrowings to US dollar gross assets will increase from 75% to 90%. This change in policy will mean that from 1 July 2003 Diageo's profit before exceptional items and tax will be exposed to the full impact of translation movements in exchange. For the year ending 30 June 2003, Diageo will still have translation hedging of its core premium drinks business at the profit before exceptional items and tax level. The average weighted exchange rates for foreign exchange transaction and translation hedges in respect of the year ending 30 June 2003 in place at the year ended 30 June 2002 are US dollar - (pound)1 = $1.41 and euro - (pound)1 = E1.58. The use of interest rate collars to protect the floating element of Diageo's US dollar debt will also be discontinued. Interest rate hedges will, however, take four years to roll off in total.

Based on current exchange rates, it is estimated that the incremental impact from exchange rate movements on profit before exceptional items and tax for the year ending 30 June 2003 will not be material when compared to the year ended 30 June 2002.

POST EMPLOYMENT PLANS

Operating profit includes income of (pound)29 million (2001 - (pound)31 million) arising from actuarial assessments of the UK and Irish pension plans. This income is unlikely to recur in the year ending 30 June 2003 following changes to the actuarial demographic assumptions underlying the plans and the effect of recent market conditions.

Diageo expects to continue to comply with the current UK accounting standard on pensions, SSAP 24, in its primary financial statements, subject to any requirement to fully comply with its replacement - FRS 17. In the notes to the financial statements Diageo discloses that compliance with FRS 17, in the year ended 30 June 2002, would have resulted in a charge to operating profit before exceptional items of (pound)99 million and a reduction in the interest charge of (pound)110 million.

The consolidated balance sheet at 30 June 2002 includes a net asset before taxation for all post employment plans of (pound)551 million. FRS 17 will require that this be replaced using market values at the period end. Diageo's net deficit before taxation under FRS 17, applying equity values and discounting the liabilities at bond rates as at 30 June 2002, for all significant defined benefit plans, would, prior to a surplus restriction of (pound)16 million, have been (pound)366 million.

ASSOCIATES

The group's share of profits of associates before interest and exceptional items was (pound)324 million for the year compared with (pound)203 million for last year. The group's 21.6% equity interest in General Mills is estimated to have contributed (pound)143 million in the eight months ended 30 June 2002.

GOODWILL

Goodwill amortisation in the year was (pound)12 million compared with (pound)26 million in the previous year. Goodwill amortisation in respect of discontinued businesses accounted for (pound)6 million (2001 - (pound)19 million) of this charge.

EXCEPTIONAL ITEMS

Exceptional operating cost items amounted to a charge of (pound)453 million before taxation. This comprised integration and restructuring costs of (pound)212 million, charges of (pound)220 million in respect of Cuervo and (pound)21 million in respect of the refinancing of the franchisee loan arrangements of Burger King in anticipation of its disposal.

(Pound)48 million (2001 - (pound)74 million) was incurred in respect of the restructuring of the UDV (spirits and wine) and the Guinness (beer) businesses. It is expected that the total costs of this integration will be approximately (pound)170 million and that the remaining (pound)48 million will be incurred in the year ending 30 June 2003.

In the year ended 30 June 2002, (pound)164 million was incurred in respect of the integration of the Seagram spirits and wine businesses, acquired in December 2001. Approximately (pound)72 million of these costs were employee related, (pound)26 million were in respect of writedowns of fixed assets and the balance includes consultancy and systems costs. The majority of these costs were incurred in North America and the United Kingdom. It is expected that the total costs of restructuring and integrating the business will be approximately $700 million ((pound)460 million) of which $590 million ((pound)390 million) is expected to be cash. The majority of the balance of costs will be incurred in the year ending 30 June 2003.

On 5 February 2002, Diageo and Jose Cuervo SA (Cuervo) agreed to terminate their litigation in respect of a change of control issue which arose as a result of the merger of GrandMet and Guinness, and new arrangements were formalised for the distribution rights for the Cuervo brands in the United States (which now extend to 2013). The settlement in favour of Cuervo included the return of Diageo's 45% equity interest in Cuervo and a net cash payment of (pound)85 million. The settlement has been accounted for as an exceptional charge in the consolidated financial statements of (pound)220 million (before tax) comprising Diageo's investment in Cuervo ((pound)115 million), related goodwill previously written off to reserves ((pound)20 million) and the cash payment to Cuervo ((pound)85 million).

Exceptional items in respect of associates represent Diageo's share of General Mills' exceptional costs, totalling (pound)31 million, in respect of its restructuring of the acquired Pillsbury business and of its cereal manufacturing operations. In addition, there is a (pound)10 million exceptional loss in respect of Moet Hennessy.

The disposal of the Malibu brand, which was a condition of the acquisition of the Seagram spirits and wine businesses jointly with Pernod Ricard, resulted in a gain before taxes of (pound)532 million. Pillsbury was sold on 31 October 2001 and generated a gain before taxes of (pound)322 million, after writing back goodwill previously written off to reserves of (pound)1,671 million.

INTEREST

The interest charge in the year increased to (pound)399 million from (pound)350 million in the prior year. The net benefits of (pound)45 million in respect of the disposal and acquisition of businesses and of (pound)34 million from the reduction in interest rates were offset by other factors. These factors included the effect of exchange rate related movements of (pound)35 million, the share of General Mills' interest charge of (pound)59 million (for the eight months ended 30 June 2002) and the funding of the share repurchases made during the year, which increased the interest charge by (pound)20 million.

TAXATION

The group complied with FRS 19 - Deferred tax for the first time during the year and the comparatives have been restated. The effective rate of taxation on profit before goodwill amortisation and exceptional items for the year was 25.0%, compared with 23.6% (restated) for the year ended 30 June 2001. The 2001 tax charge benefited from a two percentage point reduction reflecting a low effective rate of taxation in respect of associated companies, which did not recur in 2002.

DIVIDEND

The directors recommend a final dividend of 14.5 pence per share to be paid on 4 November 2002 to shareholders on the register at 20 September 2002. Dividends for the year will total 23.8 pence per share, an increase of 6.7% on last year's dividend of 22.3 pence per share. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 14 October 2002.

CASH FLOW

Free cash inflow was (pound)792 million, compared with (pound)1,220 million in the prior year. Cash inflow from operating activities was (pound)2,008 million compared with (pound)2,276 million. This inflow was after (pound)148 million (2001 - (pound)144 million) of restructuring and integration costs, the payment to Jose Cuervo of (pound)85 million and a (pound)125 million (2001 - (pound)54 million) increase in working capital. The increase in working capital arose from increased sales in premium drinks, a (pound)12 million increase in respect of Burger King and an (pound)80 million increase in respect of Pillsbury to the date of disposal. Net interest payments were (pound)360 million against (pound)446 million in the prior year. Purchases of tangible fixed assets in the year amounted to (pound)585 million, an increase of (pound)146 million. Tax payments were (pound)311 million compared with (pound)230 million.

Acquisitions of businesses cost (pound)3,592 million (the spirits and wine businesses of Seagram cost (pound)3,533 million) and the purchase of (pound)198 million ordinary shares for cancellation in the year cost (pound)1,658 million. Sales of businesses generated (pound)5,100 million arising principally from the disposal of Pillsbury and the subsequent sale of shares in General Mills of (pound)4,179 million, the disposal of the Malibu brand for (pound)554 million and the subsequent sale of businesses acquired with Seagram of (pound)203 million.

BALANCE SHEET

Total shareholders' funds were (pound)6,001 million at 30 June 2002 compared with (pound)5,123 million at 30 June 2001. The principal reasons for the increase were the (pound)850 million retained income for the year and the reversal of (pound)1,768 million of goodwill charged to the profit and loss account on disposals offset by the repurchase and cancellation of shares of (pound)1,658 million.

In anticipation of the disposal of the Burger King business, Burger King's franchisee loans have been refinanced. As a consequence of the refinancing, Diageo increased borrowings at 30 June 2002 by (pound)191 million with a corresponding adjustment to debtors.

Net borrowings were (pound)5,496 million, an increase of (pound)17 million from 30 June 2001. This increase includes the repurchase of ordinary shares for cancellation of (pound)1,658 million, the acquisition of the Seagram spirits and wine businesses of (pound)3,533 million and the dividend payments of (pound)758 million. These increases were offset by the receipt of proceeds from the disposal of Pillsbury and the subsequent sale of shares in General Mills of (pound)4,179 million, the disposal of the Malibu brand for (pound)554 million and free cash inflow of (pound)792 million.

                   DIAGEO CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                              YEAR ENDED 30 JUNE 2002                        Year ended 30 June 2001
                                       BEFORE        GOODWILL                        Before         Goodwill
                                    GOODWILL AND      AND EX-                     goodwill and      and ex-
                                    EXCEPTIONAL      CEPTIONAL                     exceptional     ceptional
                                       ITEMS           ITEMS          TOTAL           items          items           Total
                                                                                   (restated)      (restated)      (restated)
                                      (POUND)         (POUND)        (POUND)         (POUND)        (POUND)         (POUND)
                                      MILLION         MILLION        MILLION         million        million         million
TURNOVER
Continuing operations                   9,254             --           9,254           8,622             --           8,622
Acquisitions                              573             --             573
                                      -------         ------         -------         -------         ------         -------
                                        9,827             --           9,827           8,622             --           8,622
Discontinued operations                 1,455             --           1,455           4,199             --           4,199
                                      -------         ------         -------         -------         ------         -------
TOTAL TURNOVER                         11,282             --          11,282          12,821             --          12,821
Operating costs                        (9,164)          (465)         (9,629)        (10,694)          (254)        (10,948)
                                      -------         ------         -------         -------         ------         -------
OPERATING PROFIT                        2,118           (465)          1,653           2,127           (254)          1,873
                                  ------------------------------------------------------------------------------------------
Continuing operations                   1,798           (459)          1,339           1,609           (225)          1,384
Acquisitions                              130             --             130
                                  ------------------------------------------------------------------------------------------
                                        1,928           (459)          1,469           1,609           (225)          1,384
Discontinued operations                   190             (6)            184             518            (29)            489
                                  ------------------------------------------------------------------------------------------
OPERATING PROFIT                        2,118           (465)          1,653           2,127           (254)          1,873
Share of profits of associates            324            (41)            283             203             --             203
                                      -------         ------         -------         -------         ------         -------
TRADING PROFIT                          2,442           (506)          1,936           2,330           (254)          2,076
CONTINUING OPERATIONS
                                  ------------------------------------------------------------------------------------------
Disposal of fixed assets                                 (22)            (22)                            19              19
Sale of businesses                                       499             499                             28              28
DISCONTINUED OPERATIONS
Sale of businesses                                       322             322                            (51)            (51)
                                  ------------------------------------------------------------------------------------------
                                                         799             799                             (4)             (4)
Interest payable (net)                   (399)            --            (399)           (350)            --            (350)
                                      -------         ------         -------         -------         ------         -------
PROFIT BEFORE TAXATION                  2,043            293           2,336           1,980           (258)          1,722
Taxation                                 (511)          (121)           (632)           (468)            33            (435)
                                      -------         ------         -------         -------         ------         -------
PROFIT AFTER TAXATION                   1,532            172           1,704           1,512           (225)          1,287
MINORITY INTERESTS
Equity                                    (49)            --             (49)            (43)            --             (43)
Non-equity                                (38)            --             (38)            (37)            --             (37)
                                      -------         ------         -------         -------         ------         -------
PROFIT FOR THE YEAR                     1,445            172           1,617           1,432           (225)          1,207
Dividends                                (767)            --            (767)           (751)            --            (751)
                                      -------         ------         -------         -------         ------         -------
TRANSFERRED TO RESERVES                   678            172             850             681           (225)            456
                                      =======         ======         =======         =======         ======         =======

PENCE PER SHARE
Basic earnings                          43.6P           5.2P           48.8P           42.4p         (6.7)p           35.7p
Diluted earnings                        43.5P           5.2P           48.7P           42.4p         (6.7)p           35.7p
Dividends                               23.8P                          23.8P           22.3p             --           22.3p
AVERAGE SHARES                                                        3,316M                                         3,377m

                        DIAGEO CONSOLIDATED BALANCE SHEET

                                                               30 JUNE 2002                       30 June 2001
                                                                                                    (restated)
                                         (POUND) MILLION   (POUND) MILLION    (POUND) million  (POUND) million
FIXED ASSETS
Intangible assets                                                    5,434                              5,672
Tangible assets                                                      2,545                              3,176
Investments                                                          3,183                              1,473
                                                                    ------                             ------
                                                                    11,162                             10,321
CURRENT ASSETS
Stocks                                             2,316                                2,232
Debtors - due within one year                      2,209                                1,965
Debtors - due after one year                       1,210                                1,284
Cash at bank and liquid resources                  1,596                                1,842
                                                  ------                               ------
                                                   7,331                                7,323
                                                  ------                               ------
CREDITORS - due within one year
Borrowings                                        (3,718)                              (3,602)
Other creditors                                   (3,645)                              (3,495)
                                                  ------                               ------
                                                  (7,363)                              (7,097)
                                                  ------                               ------
NET CURRENT (LIABILITIES)/ASSETS                                       (32)                               226
                                                                    ------                             ------
TOTAL ASSETS LESS CURRENT LIABILITIES                               11,130                             10,547

CREDITORS - due after one year
Borrowings                                        (3,711)                              (3,993)
Other creditors                                      (49)                                 (96)
                                                  ------                               ------
                                                                    (3,760)                            (4,089)
PROVISIONS FOR LIABILITIES AND CHARGES                               (814)                              (729)
                                                                    ------                             ------
                                                                     6,556                              5,729
                                                                    ======                             ======

CAPITAL AND RESERVES
Called up share capital                                                930                                987
Reserves                                                             5,071                              4,136
                                                                    ------                             ------
SHAREHOLDERS' FUNDS                                                  6,001                              5,123
MINORITY INTERESTS
Equity                                               184                                  207
Non-equity                                           371                                  399
                                                  ------                               ------
                                                                      555                                606
                                                                    ------                             ------
                                                                     6,556                              5,729
                                                                    ======                             ======

                     DIAGEO CONSOLIDATED CASH FLOW STATEMENT

                                                                              YEAR ENDED                         Year ended
                                                                            30 JUNE 2002                       30 June 2001
                                                        (POUND) MILLION  (POUND) MILLION    (POUND) million (POUND) million
NET CASH INFLOW FROM OPERATING ACTIVITIES                                         2,008                              2,276
DIVIDENDS RECEIVED FROM ASSOCIATES                                                   87                                101
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid (net)                                              (360)                                 (446)
Dividends paid to equity minority interests                       (40)                                  (31)
                                                               ------                                ------
                                                                                   (400)                              (477)
TAXATION                                                                           (311)                              (230)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                (585)                                 (439)
Purchase of own shares (net)                                      (64)                                  (54)
Sale of fixed assets                                               57                                    43
                                                               ------                                ------
                                                                                   (592)                              (450)
                                                                                 ------                              -----
FREE CASH FLOW                                                                      792                              1,220
ACQUISITIONS AND DISPOSALS
Purchase of subsidiaries                                       (3,592)                                 (136)
Sale of subsidiaries, associates and businesses                 5,100                                    31
                                                               ------                                ------
                                                                                  1,508                               (105)
EQUITY DIVIDENDS PAID                                                              (758)                              (725)
                                                                                 ------                              -----
CASH FLOW BEFORE LIQUID RESOURCES AND FINANCING                                   1,542                                390
MANAGEMENT OF LIQUID RESOURCES                                                       92                               (572)
FINANCING
Issue of share capital                                             11                                    31
Own shares purchased for cancellation                          (1,658)                                 (108)
Redemption of guaranteed preferred securities                      --                                   (39)
(Decrease)/increase in loans                                     (137)                                  398
                                                               ------                                ------
                                                                                 (1,784)                               282
                                                                                 ------                              -----
(DECREASE)/INCREASE IN CASH IN THE YEAR                                            (150)                               100
                                                                                 ======                              =====

                           MOVEMENTS IN NET BORROWINGS

                                                   YEAR ENDED      Year ended
                                                 30 JUNE 2002    30 June 2001
                                              (POUND) MILLION (POUND) million
(DECREASE)/INCREASE IN CASH IN THE YEAR                 (150)             100
Cash flow from change in loans                            137           (398)
Change in liquid resources                               (92)             572
                                                       -----           -----
CHANGE IN NET BORROWINGS FROM CASH FLOWS                (105)             274
Exchange adjustments                                      267           (229)
Non-cash items                                          (179)             21
                                                       -----           -----
(INCREASE)/DECREASE IN NET BORROWINGS                    (17)              66
NET BORROWINGS AT BEGINNING OF THE YEAR               (5,479)         (5,545)
                                                       -----           -----
NET BORROWINGS AT END OF THE YEAR                     (5,496)         (5,479)
                                                       =====           =====

                        DIAGEO CONSOLIDATED STATEMENT OF
                        TOTAL RECOGNISED GAINS AND LOSSES

                                                                  YEAR ENDED      Year ended
                                                                30 JUNE 2002    30 June 2001
                                                                                  (restated)
                                                             (POUND) MILLION (POUND) million
PROFIT FOR THE YEAR                 - group                            1,486           1,037
                                    - associates                         131             170
                                                                       -----           -----
                                                                       1,617           1,207
Exchange adjustments                                                    (93)              97
Tax charge on exchange in reserves                                         -            (17)
                                                                       -----           -----
Total recognised gains and losses for the year                         1,524           1,287
                                                                                       =====
Prior year adjustment                                                   (64)
                                                                       -----
TOTAL RECOGNISED GAINS AND LOSSES SINCE THE LAST ANNUAL REPORT         1,460
                                                                       =====


                                      NOTES

1.    SEGMENTAL ANALYSIS

                                                                   2002                                        2001
                                              OPERATING                                      Operating
                                 TURNOVER        PROFIT      NET ASSETS          Turnover       profit   Net assets
                                  (POUND)       (POUND)         (POUND)           (POUND)      (POUND)       (POUND)
                                  MILLION       MILLION         MILLION           million      million       million
CLASS OF BUSINESS
Premium drinks                      8,704         1,768           8,275             7,580        1,432        5,123
Quick Service Restaurants           1,123           160           1,430             1,042          177        1,432
                                   ------        ------          ------            ------       ------       ------
Continuing operations               9,827         1,928           9,705             8,622        1,609        6,555
Discontinued operations             1,455           190              --             4,199          518        4,077
                                   ------        ------          ------            ------       ------       ------
                                   11,282         2,118           9,705            12,821        2,127       10,632
                                   ======        ======                            ======       ======
Investment in associates                                          2,899                                       1,193
Tax, dividend and other                                            (552)                                       (617)
Net borrowings                                                   (5,496)                                     (5,479)
                                                                 ------                                      ------
                                                                  6,556                                       5,729
                                                                 ======                                      ======
GEOGRAPHICAL AREA
Europe                              4,204           679           3,886             4,073          614        3,763
North America                       4,717           866           4,705             6,401        1,001        6,193
Asia Pacific                        1,001           231             726               990          206          246
Latin America                         639           193             134               776          188          216
Rest of World                         721           149            254                581          118          214
                                   ------        ------          ------            ------       ------       ------
                                   11,282         2,118           9,705            12,821        2,127       10,632
                                   ======        ======          ======            ======       ======       ======

The above analysis of operating profit is before goodwill amortisation and exceptional items. The geographical analysis of turnover and operating profit is based on the location of the third party customers.

Weighted average exchange rates used in the translation of profit and loss accounts were US dollar - (pound)1 = $1.44 (2001 - (pound)1 = $1.45) and euro - (pound)1 = E1.61 (2001 - (pound)1 = E1.63). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - (pound)1 = $1.52 (2001 - (pound)1 = $1.41) and euro - (pound)1 = E1.54 (2001 - (pound)1 =
E1.66). The group uses option cylinders and foreign exchange transaction hedges to mitigate the effect of exchange rate movements. The effective exchange rates taking into account the impact of these instruments were US dollar - (pound)1 = $1. 44 (2001 - (pound)1 = $1.58) and euro - (pound)1 = E1.62 (2001 - (pound)1 =
E1.60).

2.    GOODWILL AND EXCEPTIONAL ITEMS

                                                         2002                             2001
                             (POUND) MILLION  (POUND) MILLION (POUND) million  (POUND) million
OPERATING COSTS
Continuing operations
  Goodwill amortisation                  (6)                              (7)
  Guinness UDV integration              (48)                             (74)
  Seagram integration                  (164)                              --
  Jose Cuervo settlement               (220)                              --
  Quick Service Restaurants             (21)                             (65)
  Other restructuring                    --                              (79)
                                      -----                            -----
                                                        (459)                            (225)
Discontinued operations
  Goodwill amortisation                  (6)                             (19)
  Restructuring costs                    --                              (10)
                                      -----                            -----
                                                          (6)                             (29)
                                                       -----                            -----
                                                        (465)                            (254)
ASSOCIATES                                               (41)                              --
DISPOSAL OF FIXED ASSETS
  (Loss)/gain on sales                                   (22)                              19
SALE OF BUSINESSES
Continuing operations
  Malibu                                532                               --
  Other premium drinks brands           (20)                              28
  Burger King Australia                 (13)                              --
                                      -----                            -----
                                        499                               28
Discontinued operations
  The Pillsbury Company                 322                              (51)
                                         ---                             ---
                                                         821                              (23)
                                                       -----                            -----
                                                         293                             (258)
                                                       =====                            =====

3.    TAXATION

The (pound)632 million total taxation charge for the year ended 30 June 2002 comprises UK tax of (pound)72 million, foreign tax of (pound)473 million and tax on associates of (pound)87 million.

4.    NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES

There is no material difference between the reported profit shown in the consolidated profit and loss account and the profit restated on an historical cost basis.

5.    MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

                                                          2002             2001
                                                                     (restated)
                                               (POUND) MILLION  (POUND) million
Profit for the year                                      1,617            1,207
Dividends                                                 (767)            (751)
                                                      --------          -------
                                                           850              456
Exchange adjustments                                       (93)              97
Tax charge on exchange in reserves                          --              (17)
New share capital issued                                    11               31
Purchase of own shares for cancellation                 (1,658)            (108)
Goodwill on disposals of businesses                      1,768               --
                                                      --------          -------
NET MOVEMENT IN SHAREHOLDERS' FUNDS                        878              459
SHAREHOLDERS' FUNDS AT BEGINNING OF THE YEAR             5,123            4,664
                                                      --------          -------
SHAREHOLDERS' FUNDS AT END OF THE YEAR                   6,001            5,123
                                                      ========          =======

6.    NET BORROWINGS

                                                          2002             2001
                                               (POUND) MILLION  (POUND) million
Debt due within one year and overdrafts                 (3,718)          (3,602)
Debt due after one year                                 (3,711)          (3,993)
Net obligations under finance leases                       (28)             (41)
                                                      --------          -------
                                                        (7,457)          (7,636)
Cash at bank and liquid resources                        1,596            1,842
Interest rate and foreign currency swaps                   365              315
                                                      --------          -------
NET BORROWINGS                                          (5,496)          (5,479)
                                                      ========          =======

7.    NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                          2002             2001
                                               (POUND) MILLION  (POUND) million
OPERATING PROFIT                                         1,653            1,873
Exceptional operating costs                                453              228
Restructuring and integration payments                    (148)            (144)
Depreciation and amortisation charge                       314              403
Increase in working capital                               (125)             (54)
Other items                                               (139)             (30)
                                                      --------          -------
NET CASH INFLOW FROM OPERATING ACTIVITIES                2,008            2,276
                                                      ========          =======

8.    STATUTORY ACCOUNTS

The financial statements of Diageo plc for the year ended 30 June 2002 and this preliminary statement were approved by a duly appointed and authorised committee of the board of directors on 4 September 2002. This statement does not comprise the statutory accounts of the group but is derived from those accounts.

The statutory accounts of Diageo plc for the year ended 30 June 2001 have been filed with the registrar of companies. KPMG Audit Plc has reported on those accounts and on the statutory accounts for the year ended 30 June 2002. Both the audit reports were unqualified and did not contain any statement under section 237 of the Companies Act 1985.

9.    NEW ACCOUNTING STANDARDS

The financial statements comply, to the extent detailed below, with the following new Financial Reporting Standards issued by the UK Accounting Standards Board.

FRS 17 - Retirement benefits. This standard replaces the use of actuarial values for assets in a pension scheme in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, interest cost and expected return on assets. Fluctuations in market values and changes in actuarial assumptions are reflected in the statement of total recognised gains and losses. The group has continued to account for pensions and other post employment benefits in accordance with SSAP 24 but has complied with the transitional disclosure requirements of FRS 17.

FRS 19 - Deferred tax. This standard requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. It only requires recognition when the resulting deferred tax can be justified as an asset or liability in its own right, thus excluding, for example, deferred tax on periodic revaluations of fixed assets and on retained profits in overseas subsidiaries and associates prior to any commitment to remit those profits. The standard allows the optional discounting of all or none of the deferred tax assets and liabilities, and the group has elected not to discount.

Compliance with FRS 19 has increased the deferred tax asset by L12 million and increased the deferred tax provision by L76 million at 30 June 2001. The tax charge for the year ended 30 June 2001 increased by L19 million. L13 million of this increase is in respect of profit before goodwill amortisation and exceptional items, giving a restated effective tax rate of 23.6%, compared with the 23% originally reported. Basic earnings per share for the year ended 30 June 2001 have been restated from 36.3p to 35.7p.

10.   CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, anticipated cost savings or synergy and the completion of Diageo's strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

      Increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo's market share, increase expenses and hinder growth potential;

      The effects of future business combinations, acquisitions or disposals and the ability to realise expected synergy and/or costs savings;

      Diageo's ability to complete pending acquisitions and disposals;

      Legal and regulatory developments, including changes in regulations regarding consumption of or advertising for beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the premium drinks business, and environmental laws;

      Changes in consumer preferences and tastes, demographic trends or perception about health related issues;

      Changes in the cost of raw materials and labour costs;

      Changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

      Levels of marketing and promotional expenditure by Diageo and its competitors;

      Renewal of distribution rights on favourable terms when they expire;

      Technological developments that may affect the distribution of products or impede Diageo's ability to protect intellectual property rights; and

      Changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations which may affect Diageo's access to or increase the cost of financing.

All oral and forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors.

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Director Shareholding
RELEASED    13:24 6 Sep 2002
  NUMBER    PRNUK-0609


TO:     Regulatory Information Service

        RNS, The London Stock Exchange

RE:     CHAPTER 16 PARAGRAPH 13 OF

        CONTINUING OBLIGATIONS



Diageo plc (the 'Company') announces that it received notification on 6 September 2002 for the purposes of Section 329 of the Companies Act 1985:

1) that the trustee of the Diageo plc QUEST (the 'Trust') has transferred 160,366 of the Company's ordinary shares of 28 101/108 pence ('Ordinary Shares') to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the 'Schemes'). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

            N C Rose

            P S Walsh

2.          Transactions notified on 6 September 2002 in relation to the Trust.

Date of Transaction      No. of Ordinary Shares    Range of Option Prices
                         Transferred               of Ordinary Shares
06.09.02                         160,366           L3.14-L4.56

The total holding of the Trust now amounts to 1,907,083 Ordinary Shares.

 2) that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the 'Plan') has transferred or sold 189 Ordinary Shares to participants leaving the Plan and, on 6 September 2002, purchased 14 Ordinary Shares at a price of L7.66 per share. The Ordinary Shares were transferred and purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

1.          Executive directors who are potential beneficiaries of the Plan are:

            N C Rose

            P S Walsh

2.          Transactions notified on 6 September 2002 in relation to the Plan.

Date of Transaction     No. of Ordinary Shares      No of Ordinary Shares
                        Transferred/Sold            Purchased
06.09.02                           189                        14


The total holding of the Plan now amounts to 281,195 Ordinary Shares.



6 September 2002


END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Purchase of Own Securities
RELEASED    17:08 6 Sep 2002
  NUMBER    PRNUK-0609


6 September 2002


                                   Diageo PLC

                             Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 185,000 ordinary shares at an average price of 773.40p per share.


END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Purchase of Own Securities
RELEASED    16:58 9 Sep 2002
  NUMBER    PRNUK-0909


9 September 2002


                                   Diageo PLC

                             Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 200,000 ordinary shares at an average price of 789.14p per share.

END

END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Director Shareholding
RELEASED    16:05 10 Sep 2002
  NUMBER    PRNUK-1009


TO:     Regulatory Information Service

        PR Newswire

RE:     CHAPTER 16 PARAGRAPH 13 OF

        CONTINUING OBLIGATIONS


Diageo plc (the 'Company') announces the following:

1) that it received notification on 10 September 2002 for the purposes of
Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the 'Trustee'), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the 'Plan') that the following directors were allocated Ordinary shares of 28 101/108 pence ('Ordinary Shares') in the Company on 10 September 2002 under the Plan, an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director                        Number of Ordinary Shares
N C Rose                                24

P S Walsh                               24

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary ('Sharepurchase') and those awarded to the employee by the Company ('Sharematch') on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 804p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors' interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director                        Number of Ordinary Shares
N C Rose                                88,380

Name of Director                        Number of Ordinary Shares
P S Walsh                               440,143*

*(of which 4,932 are held in the form of American Depositary Shares);

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 September 2002 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 325,810 Ordinary Shares.

2) that it received notification on 10 September 2002 from Lord Blyth that he has purchased 928 Ordinary Shares on 10 September 2002 under an arrangement with the Company, whereby he has agreed to use an amount of L7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of 804p.

As a result of this purchase, Lord Blyth's interest in Ordinary Shares has increased to 18,319.

3) that it received notification on 9 September 2002 for the purposes of Section 329 of the Companies Act 1985 from Mourant & Co Trustees Limited ('Mourant'), the trustee of the Diageo Employee Benefit Trust (the 'Employee Benefit Trust'), of a correction to the previously notified holding of the Employee Benefit Trust of Ordinary Shares. Following a review by Mourant of their holdings, they have notified that the figure of 3,740,959 Ordinary Shares notified on 4 March 2002, was incorrect and that the correct holding is 3,763,799 Ordinary Shares.


10 September 2002


END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Purchase of Own Securities
RELEASED    17:10 11 Sep 2002
  NUMBER    PRNUK-1109

11 September 2002


                                   Diageo PLC

                             Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average price of 822.95p per share.

END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Purchase of Own Securities
RELEASED    17:04 12 Sep 2002
  NUMBER    PRNUK-1209


12 September 2002


                                   Diageo PLC

                             Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,000,000 ordinary shares at an average price of 816.933p per share.

END

END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Director Shareholding
RELEASED    15:42 13 Sep 2002
  NUMBER    PRNUK-1309


TO:     Regulatory Information Service

        PR Newswire

RE:     CHAPTER 16 PARAGRAPH 13 OF

        CONTINUING OBLIGATIONS


Diageo plc (the 'Company') announces that it received notification on 13 September 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the 'Trust') has transferred 12,673 of the Company's ordinary shares of 28 101/108 pence ('Ordinary Shares') to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the 'Schemes'). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

            N C Rose

            P S Walsh

2.          Transactions notified on 13 September 2002 in relation to the Trust.

Date of Transaction      No. of Ordinary Shares    Range of Option Prices
                         Transferred               of Ordinary Shares
13.09.02                          12,673           L3.14-L4.56

The total holding of the Trust now amounts to 1,894,410 Ordinary Shares.

13 September 2002


END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Purchase of Own Securities
RELEASED    17:05 13 Sep 2002
  NUMBER    PRNUK-1309


13 September 2002



                                   Diageo PLC

                             Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,500,000 ordinary shares at an average price of 806.73p per share.

END

END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Purchase of Own Securities
RELEASED    17:08 16 Sep 2002
  NUMBER    PRNUK-1609


16 September 2002


                                   Diageo PLC

                             Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 700,000 ordinary shares at an average price of 809.40p per share.

END

END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Purchase of Own Securities
RELEASED    16:58 17 Sep 2002
  NUMBER    PRNUK-1709


17 September 2002

Diageo PLC
Purchase of Own Shares
Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,000,000 ordinary shares at an average price of 821.61p per share.

END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Purchase of Own Securities
RELEASED    17:03 18 Sep 2002
  NUMBER    PRNUK-1809


18 September 2002


                                   Diageo PLC

                             Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,500,000 ordinary shares at an average price of 804.2p per share.

END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Purchase of Own Securities
RELEASED    16:52 19 Sep 2002
  NUMBER    PRNUK-1909


19 September 2002



Diageo PLC

Purchase of Own Shares

Diageo PLC announced that it has today purchased for cancellation through Merrill Lynch International 650,000 ordinary shares at an average price of
801.10 p per share

END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Director Shareholding
RELEASED    16:26 20 Sep 2002
  NUMBER    PRNUK-2009


TO:     Regulatory Information Service

        PR Newswire

RE:     CHAPTER 16 PARAGRAPH 13 OF

        CONTINUING OBLIGATIONS


Diageo plc (the 'Company') announces that it received notification on 20 September 2002 for the purposes of Section 329 of the Companies Act 1985:

1) that the trustee of the Diageo plc QUEST (the 'Trust') has transferred 5,742 of the Company's ordinary shares of 28 101/108 pence ('Ordinary Shares') to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the 'Schemes'). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

            N C Rose

            P S Walsh

2.          Transactions notified on 20 September 2002 in relation to the Trust.

Date of Transaction      No. of Ordinary Shares    Range of Option Prices
                         Transferred               of Ordinary Shares
20.09.02                          5,742            L4.56-L5.05

The total holding of the Trust now amounts to 1,888,668 Ordinary Shares.

2) that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the 'Plan') has transferred or sold 405 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were transferred by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

1.          Executive directors who are potential beneficiaries of the

            Plan are:

            N C Rose

            P S Walsh

2.          Transactions notified on 20 September 2002 in relation to the Plan.

Date of Transaction       No. of Ordinary Shares
                                Transferred/Sold
20.09.02                            405


The total holding of the Plan now amounts to 325,405 Ordinary Shares.



20 September 2002


END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Purchase of Own Securities
RELEASED    09:18 23 Sep 2002
  NUMBER    PRNUK-2309


23 September 2002


                                   Diageo PLC

                             Purchase of Own Shares

Diageo PLC announces that on 20 September 2002, it purchased for cancellation through Merrill Lynch International 2,250,000 ordinary shares at an average price of 820.02p per share.

END

END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Purchase of Own Securities
RELEASED    17:03 23 Sep 2002
  NUMBER    PRNUK-2309


23 September 2002



                                   Diageo PLC

                             Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 2,250,000 ordinary shares at an average price of 816.19p per share.

END

END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Purchase of Own Securities
RELEASED    16:46 24 Sep 2002
  NUMBER    PRNUK-2409


24 September 2002



                                   Diageo PLC

                             Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 5,000,000 ordinary shares at an average price of 797.64p per share.

END

END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Purchase of Own Securities
RELEASED    16:46 25 Sep 2002
  NUMBER    PRNUK-2509


25 September 2002



                                   Diageo PLC

                             Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 4,100,000 ordinary shares at an average price of 793.17p per share.

END

END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Purchase of Own Securities
RELEASED    17:14 26 Sep 2002
  NUMBER    PRNUK-2609


26 September 2002


                                   Diageo PLC

                             Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 2,275,000 ordinary shares at an average price of 794.53p per share.

END

END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Director Shareholding
RELEASED    15:14 27 Sep 2002
  NUMBER    PRNUK-2709


TO:     Regulatory Information Service

        PR Newswire

RE:     CHAPTER 16 PARAGRAPH 13 OF

        CONTINUING OBLIGATIONS



Diageo plc (the 'Company') announces that it received notification on 27 September 2002 for the purposes of Section 329 of the Companies Act 1985:

1) that the trustee of the Diageo plc QUEST (the 'Trust') has transferred 1,878 of the Company's ordinary shares of 28 101/108 pence ('Ordinary Shares') to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the 'Schemes'). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

            N C Rose

            P S Walsh

2.          Transactions notified on 27 September 2002 in relation to the Trust.

Date of Transaction      No. of Ordinary Shares    Range of Option Prices
                         Transferred               of Ordinary Shares
27.09.02                          1,878            L4.47-L5.05

The total holding of the Trust now amounts to 1,886,790 Ordinary Shares.

 2) that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the 'Plan') has sold 9 Ordinary Shares in respect of participants leaving the Plan. The Ordinary Shares were sold by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

1.          Executive directors who are potential beneficiaries of the

            Plan are:

            N C Rose

            P S Walsh

2.          Transactions notified on 27 September 2002 in relation to the Plan.

Date of Transaction       No. of Ordinary Shares
                          Sold
27.09.02                             9


The total holding of the Plan now amounts to 325,396 Ordinary Shares.


27 September 2002



END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Purchase of Own Securities
RELEASED    17:44 27 Sep 2002
  NUMBER    PRNUK-2709


27 September 2002



                                   Diageo PLC

                             Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,000,000 ordinary shares at an average price of 803.53p per share.

END

END

 COMPANY    Diageo PLC
    TIDM    DGE
HEADLINE    Purchase of Own Securities
RELEASED    17:00 30 Sep 2002
  NUMBER    PRNUK-3009


30 September 2002



                                   Diageo PLC

                             Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 2,000,000 ordinary shares at an average price of 788.23p per share.

END

END

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORISED.


                                   Diageo plc

                                  (Registrant)



Date ..... .15 October 2002             By     .................................
                                        Name:  J Nicholls
                                        Title: Assistant Secretary